Mail Stop 6010


      May 25, 2005


Mr. Neil H. Koenig
Chief Financial Officer
Orthometrix, Inc.
106 Corporate Park Drive, Suite 102
White Plains, New York  10604

	Re:	Orthometrix, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Form 10-QSB for the Quarter Ended March 31, 2005
      File No. 000-26206


Dear Mr. Koenig:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Item 7.  Financial Statements, page 20

Report of Independent Registered Public Accounting Firm, page 21

1. In Note 14, you disclose that you entered into two Securities Purchase Agreements on February 25, 2005 and March 3, 2005. In addition, you disclose that you repaid various outstanding loan amounts on March 4, 2005. The audit opinion is dated February 3, 2005 and is not dual-dated for the events identified in Note 14 to the financial statements that occurred after the report date. Please request your auditors to revise its report to update its opinion for the events disclosed in Note 14. Refer to AU Section 530.04-.05.

Notes to the Financial Statements, page 26

Note 2.  Summary of Significant Accounting Policies, page 26

Revenue and Cost Recognition, page 27

2. We note that you provide warranties to your customers for hardware and software components of your bone densitometry systems, except for computer systems, if any, that are covered by their manufacturers` warranty. We note that you estimate future claims for these warranties at the time of sale. We further note your disclosure on page 17 that your products are covered by warranties provided by your vendors and you record a warranty reserve for these warranties. Tell us and revise this filing to address the following:

* Clarify the nature of the warranties that you provide to your customers for the products sold. Describe which products are covered by vendor warranties or your own warranties.

* Provide the disclosures required by paragraph 14 of FIN 45.

Exhibit 31.1 and Exhibit 31.2

3. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


Form 10-QSB for the Quarter Ended March 31, 2005

Item 1. Financial Statements, page 2

Notes to Financial Statements, page 5

Note 6.  Related Party Transactions, page 7

4. We note that on March 3, 2005, you issued a total of 4,760,000 shares of common stock at $.25 per share, or $.18 per share less than the market price at that date. Please tell us and revise future filings to clarify your disclosures relating to this transaction:

* Tell us how you determined the fair value was $.25 per share.
Revise future filings to discuss the circumstances that led to the stock being issued to a related party at a discount to the market price.

* Tell us whether the discount on the 4,000,000 shares issued to Dr.
Waxman, a director, was in any part related to compensation for director services. If so, tell us how you have accounted for such compensation charge.

* Tell us how you have accounted for the discount on the 400,000 shares issued to Mr. Bonmati, an officer. It does not appear that you recorded any charge to the statement of operations related to this issuance. Tell us why you concluded that no charge was necessary relating to these shares, including reference to any accounting literature on which you based your conclusion.

* With respect to the remaining 360,000 shares issued, tell us whether any of the investors were employees or officers. If so, explain how you accounted for any compensation charge related to the
$.18 discount.

Item 3.  Controls and Procedures - Page 14

5. Please tell us and revise your future filings to include the disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.



      *    *    *    *


      As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


??

??

??

??

Mr. Neil H. Koenig
Orthometrix, Inc.
May 25, 2005
Page 1